SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    Form 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

                                   (Mark One):
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            X EXCHANGE ACT OF 1934.
                          ----
                  For the fiscal year ended December 31, 1999

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from           to
                                              ----------    ------------

                          Commission file number 1-6047
                                                ---------

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                     EMPLOYEES REPRESENTED BY IBEW LOCAL 777
                      (FORMERLY METROPOLITAN EDISON COMPANY
              EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES)
                              2800 Pottsville Pike
                        Reading, Pennsylvania 19640-0001
                        --------------------------------

              (Full Title of the Plan and the Address of the Plan)



                                    GPU, INC
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1957
                        ---------------------------------

             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                          REPRESENTED BY IBEW LOCAL 777

                                      INDEX

                                     -------


                                                                       Pages
                                                                       -----

Independent Auditors' Report                                              1


Financial Statements:
  Statements of Net Assets Available for Plan

      Benefits as of December 31, 1999 and 1998                            2

  Statements of Changes in Net Assets Available
      for Plan Benefits for the years ended
      December 31, 1999 and 1998                                          3

  Notes to Financial Statements                                         4-12

                          INDEPENDENT AUDITORS' REPORT

To the Administrative  Committee of
the GPU Companies  Employee Savings
Plan For Employees  Represented  by
IBEW Local 777:

We have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 777 (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

May 10, 2000

              GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                        REPRESENTED BY IBEW LOCAL 777

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 1999 and 1998

                                    -------



                                                    1999             1998
                                                    ----             ----

Investments in GPU Companies
     Master Savings Plan Trust
     at fair value                               $84,180,892      $72,641,433

Participant loans receivable                       1,450,838        1,341,512
                                                 -----------      -----------

Net assets available for plan
     benefits                                    $85,631,730      $73,982,945
                                                 ===========      ===========






                     The accompanying notes are an integral
                       part of the financial statements.

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                          REPRESENTED BY IBEW LOCAL 777

                       STATEMENTS OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1999 and 1998
                                     -------



                                                    1999             1998
                                                    ----             ----

Balances, beginning of year                      $73,982,945      $62,022,555
                                                 -----------      -----------

Increases:
   Contributions:
     Employee                                      3,882,010        3,967,333
     Employer                                      1,103,363        1,055,856
     Rollovers                                        -                20,777

   Interest on loans                                 140,063          110,649

   Investment income                               1,523,014        3,256,431

   Net appreciation in fair
        value of investments                       9,703,615        8,763,316
                                                 -----------      -----------

                                                  16,352,065       17,174,362
                                                 -----------      -----------
Decreases:
  Distributions and
      withdrawals                                  4,484,405        4,759,349

  Transfers to affiliated
      savings plans                                  218,875          454,623
                                                 -----------      -----------

                                                   4,703,280        5,213,972

                                                 -----------      -----------
Balances, end of year                            $85,631,730      $73,982,945
                                                 ===========      ===========



                     The accompanying notes are an integral
                       part of the financial statements.

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                          REPRESENTED BY IBEW LOCAL 777

                          NOTES TO FINANCIAL STATEMENTS

                                     -------

1.    General Description of the Plan:
      --------------------------------

      The following description of the GPU Companies Employee Savings Plan for employees represented by IBEW Local 777 ("Plan"), formerly Metropolitan Edison Company, provides only general information on the provisions of the Plan in effect on December 31, 1999. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

            General:
            -------

      The Plan is a defined contribution plan. In general, all employees represented by IBEW Local 777 (Company) are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve-month period.

      The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his/her account to an affiliated savings plan upon a change in his/her employment status.

      The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

      Effective October 1, 1998, the Company changed the Plan's trustee from Fidelity Investments to State Street Bank and Trust Company.

            Contributions:
            --------------

      The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his/her base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

            Matching Program:
            -----------------

      The Company provides a matching contribution to the Plan on behalf of each participant, except certain temporary employees as defined in the Plan document. Effective on May 1, 1999 the Company matched 65%, up from 60% prior to May 1, 1999, of a participant's aggregate contributions up to 4% of the participant's base compensation.

                                    Continued

                                     -------

      -------------------------------

            Administrative Expenses:
            -----------------------

      The Company generally absorbs all administrative costs of the Plan, except for Investment and Trustee Fees, which are paid out of plan assets held in the trust. Investment gains in the GPU Companies Master Trust are shown net of these Investment and Trustee Fees.

            Investment Funds:
            -----------------

      Participants may elect to have their Plan accounts invested in one or more of the following fourteen investment options:

      -  Fidelity  Puritan  Fund:  The fund  seeks to obtain a  balance  between
         -----------------------
         capital appreciation, preservation of capital and generation of income.

      -  Fidelity Retirement Growth Fund: The fund seeks to provide the
         -------------------------------
         opportunity for significant capital appreciation.

      -  Fidelity  OTC  Portfolio  Fund:  The  fund  seeks   long-term   capital
         ------------------------------
         appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

      -  Fidelity Overseas Fund:  The fund seeks long-term capital
         -----------------------
         appreciation, primarily through investments in foreign securities.

      -  Interest Income Fund: The return  objective of the fund is to provide a
         -------------------
         higher rate of return over time than the rate of return offered by money market funds. The fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security backed investment contracts supported by high quality fixed income securities.

      -  Diversified Bond Fund: The fund seeks to match or exceed the returns of
         ---------------------
         the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds-those rated at least BBB-by Standard & Poor's or Baa3 by Moody's Investors Service.

      -  Conservative  Growth  Portfolio:   The  investment   objective  of  the
         -------------------------------
         Portfolio is to provide income from fixed income securities and some growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.

      -  Moderate Growth Portfolio: The investment objective of the Portfolio is
         -------------------------
         to provide growth from stock funds and income from fixed income securities. The Moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

                                    Continued

                                   -------

      -------------------------------

              Investment Funds, continued:
              ----------------

      -  Aggressive Growth Portfolio:  The investment objective of the Portfolio
         ---------------------------
         is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

      -  S&P 500 Index  Fund:  The fund  seeks to match the  performance  of the
         --------------------
         Standard & Poor's 500 Index. The fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

      -  International  Equity Fund: This is an actively managed fund that seeks
         --------------------------
         to outperform the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

      -  Small Cap Equity Fund:  This is an actively  managed fund that seeks to
         ---------------------
         consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small-to-medium-sized domestic companies, which offer above-average growth potential.

      -  GPU Stock Fund: The Fund's goal is to provide  long-term growth through
         --------------
         capital appreciation and dividend income. The fund invests almost exclusively in GPU, Inc. common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the GPU stock held in this fund are used to purchase additional common shares.

      -  Mutual Fund Window:  The Mutual Fund Window (MFW) offers  approximately
         ------------------
         3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.

                                    Continued

                                   -------

      --------------------------------

            Employee Participation in the Plan:
            -----------------------------------

      The number of participating employees with account balances invested in each investment option at December 31, 1999 and 1998 was as follows:

                  FUND #/FUND NAME                 NUMBER OF PARTICIPANTS
                  ----------------                 ----------------------

                                                       1999        1998
                                                       ----        ----

                  10 Int. Income                        421         548
                  20 Diversified Bond                    97         130
                  30 Conserv. Growth                     24          20
                  35 S&P 500 Index                      526         625
                  40 Mod. Growth                        394         494
                  45 Fidelity Puritan                   109         140
                  50 Aggress. Growth                     75          81
                  55 Fidelity Ret. Growth               136         145
                  60 Sm. Cap. Equity                    109         148
                  65 Fidelity OTC                        85          74
                  70 Internat'l Equity                   73          86
                  75 Fidelity Overseas                   37          38
                  80 GPU Stock                          146         192
                  85 Mutual Fund Window                  20           9


     The total number of participants in the Plan at December 31, 1999 and 1998 was 1,066 and 1,224, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

            Participant Accounts:
            ---------------------

     Each participant's account is credited with the participant's own contribution and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU Stock, and the number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

            Vesting:
            --------

     Participants are 100% vested at all times in their Plan accounts.

                                    Continued

                                     -------

     -------------------------------

            Distributions and Withdrawals:
            ------------------------------

     A participant's Plan account balances become distributable upon termination of the participant's employment. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account balance has not otherwise started, it must begin by April 1st following the year in which the participant attained the age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.

            Loans to Participants:
            ----------------------

     The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of four years and ten months for the period January through June 1999 was 6.81% and for the period July through December 1999 was 7.59%. The rate for 1998 was 7.22%. The interest rates for loans four years and ten months or less were 7.75% and 8.87% at December 31, 1999 and 1998, respectively.

            Plan Termination:
            -----------------

     The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.   Summary of Significant Accounting Policies:
     --------------------------------------------

            New Accounting Pronouncements:
            ------------------------------

     Effective for fiscal year 1999, the Plan adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." The SOP eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. Accordingly, the Plan no longer discloses investment activities by investment option. There was no effect on the assets available for plan benefits resulting from this accounting change.

                                    Continued

                                   -------

2.   Summary of Significant Accounting Policies:
     -------------------------------------------

            Valuation of Investments:
            -------------------------

     The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trust and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain
     (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).

     Investment income from the GPU Companies Master Savings Plan Trust for the years ended Decmember 31, 1999 and 1998, consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

     The fair market value of assets held by the Trust are determined as follows: Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds and insurance contracts are valued at cost plus accrued interest which approximates market.

            Use of Estimates:
            ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

            Reclassification of 1998 Balances:
            ----------------------------------

     Certain 1998 balances have been reclassified to conform with current year presentation.

                                    Continued

                                     -------


3.   Investments:
     ------------

     The investments reflected in the December 31, 1999 and 1998 Statements of Net Assets Available for Plan Benefits represent the Plan's 8.29% and 8.18% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 1999 and 1998.

     At December 31, 1999 and 1998, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:

                                                   1999               1998
                                                   ----               ----
         Aggressive Growth Portfolio         $   27,008,016      $ 20,216,125
         Fidelity Retirement Growth Fund         93,080,073*       59,489,456*
         Small Cap. Equity Fund                  29,100,202        32,580,387
         Fidelity OTC Portfolio Fund             49,287,148        19,301,413
         International Equity Fund               12,702,812        10,845,885
         Fidelity Overseas Fund                   7,901,139         4,402,532
         GPU Stock Fund                          21,045,689        24,076,904
         Mutual Fund Window                      11,080,438         2,843,205
         Interest Income Fund                   197,880,151*      185,931,322*
         Diversified Bond Fund                   23,034,267        27,650,755
         Conservative Growth Portfolio            9,642,224         6,824,143
         S&P 500 Index Fund                     298,354,475*      257,907,002*
         Moderate Growth Portfolio              183,476,471*      178,609,215*
         Fidelity Puritan Fund                   51,465,946*       57,164,483*
                                             --------------      ------------


         Total investments at fair value     $1,015,059,051      $887,842,827
                                             ==============      ============

         Total investments at cost           $  834,438,996      $796,813,185
                                             ==============      ============



    * These investments represent 5% or more of the net assets available for benefits.

                                    Continued

                                     -------

      -----------

     Based on participant investment options at December 31, 1999 and 1998 the Plan's Investments were allocated as follows:

                                                 1999              1998
                                               % BY FUND         % BY FUND
                                               ---------         ---------
     Int. Income                                18.69%            22.43%
     Diversified Bond                            1.36%             1.84%
     Conserv. Grwth.                             0.68%             0.66%
     S&P 500 Index                              34.47%            31.08%
     Mod. Grwth.                                17.35%            19.14%
     Fidelity Puritan                            4.75%             6.08%
     Aggress. Grwth.                             2.34%             1.92%
     Fidelity Ret. Grwth.                        9.45%             7.21%
     Sm. Cap. Equity                             2.47%             2.51%
     Fidelity OTC                                2.91%             1.63%
     Internat'l Equity                           1.21%             1.02%
     Fidelity Overseas                           0.95%             0.59%
     GPU Stock                                   2.23%             3.47%
     Mutual Fund Window                          1.14%             0.42%


The net investment gains in the GPU Master Savings Plan Trust for the year ended December 31, 1999 and 1998 were as follows:

                                                   1999             1998
                                                   ----             ----
     Dividends                                 $ 21,496,043     $ 32,255,570
     Interest Income                                 18,463        8,291,978
     Net appreciation
           In fair value of investments         115,945,073      105,588,090
                                                -----------      -----------

           Net Investment gains                $137,495,579     $146,135,638
                                               ============     ============




                                    Continued

                                  ---------


4.     Party-In-Interest Transactions:
       ------------------------------

       Certain Plan investments are, and were, shares of mutual funds managed by State Street Bank and formerly Fidelity Investments. State Street Bank is, and Fidelity Investments was, the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.     Tax Status:
       ----------

       The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    Plan Amendments:
      ----------------

       Effective May 1, 1999, the Plan was amended and restated in order to incorporate an increased matching contribution. The Company agreed to increase the match from 60% to 65% of an employee's contributions up to 4% of base compensation.

                                    GPU, INC.

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                     EMPLOYEES REPRESENTED BY IBEW LOCAL 777
                     ---------------------------------------





Signature                                                        Page 2



Consent of Independent Accountants                               Exhibit 23


Report on Audits of Financial Statements                         Exhibit 28
      for the Years Ended December 31, 1999
      and 1998

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    GPU, INC.

                                    GPU Companies Employee Savings Plan
                                    for Employees Represented by
                                    IBEW Local 777




Date:  June 23, 2000                By:  /s/ C. B. Snyder
                                         ---------------------------
                                          C. B. Snyder
                                          Chairperson
                                          Administrative Committee




                                        2